Promise: Equity Residential 2002 Annual Report





Promise: Equity Residential 2002 Annual Report

Equity Residential is working to keep its promises – to its residents, shareholders and employees. We're keeping our promise to make life easy for residents by making our communities easy to find, move into, and live in. Real, brick-and-mortar assets, a 7.0% dividend yield and a conservative balance sheet help us keep our promise to investors who are seeking quality and safety. New programs, benefits and a pay-for-performance plan help us keep our promise to provide an exciting, challenging and rewarding workplace for everyone at Equity. We keep our word.



The pro[illegible] of a place for everyone.

Our broad, divers[illegible] portfolio of properties, from garden style apartments to high rises, helps [illegible] meet the needs of res[illegible] across the country. Offering more choices, in more places, helps provide a steady stream o[illegible]ngs and limits risk.



The promise to make life easy.

At Equity Residential, we promise to make life easy. A 30-day money back guarantee for new residents and a written service guarantee are just a few of the ways we make it easy to choose an Equity apartment. New incentives and our unique Rent with Equity program make it easy to stay.



The promise of quality.

We're the largest publicly traded owner, operator and developer of multifamily residential properties, and we're also working to be the best — with attractive communities, innovative marketing, improved maintenance, and a smiling, service-oriented culture.





The promise of growth.

Despite current market conditions, the long-term prospects for growth are bright. After more than two decades of decline, the population in the traditional rental years (ages 20-29) will increase 17% between now and 2015. By 2020, the number of singles and married couples without children is expected to grow by more than 30%.

Letter to Our Shareholders

Promise

We knew it would happen sometime. And although they hit harder and threaten to last longer than we anticipated, the conditions we encountered in 2002 are those that Equity was designed to meet.

To use a popular analogy, multifamily real estate encountered a perfect storm in 2002. Historically low interest rates prompted many renters to buy homes instead of renting apartments. At the same time, a persistently weak economy and low job growth reduced the formation of new households, the number of people taking out new leases and apartment occupancy rates. Along with the decline in demand came an increase in supply, as new construction, often started before the current downturn, brought new apartments into many markets.

We suffered along with the rest of the apartment industry. Our total revenues decreased 2.2% from 2001 to 2002. Funds from Operations (FFO), one of the most commonly used measures of a real estate company's performance, were $738.3 million, or $2.46 per share, compared to $786.7 million or $2.63 per share in 2001.

Our results are disappointing, especially since they follow nine straight years of record growth. However, we did continue to outperform many others in our industry and the broader market. Our total annual returns once again surpassed the Dow Jones Industrials, the NASDAQ and the S&P 500. We maintained the highest long-term debt ratings in our industry, from all three major rating agencies, and (we have kept our promise to reward our shareholders) at $1.73 per share, our dividend was unchanged.

The storm continues. As bad as 2002 was, 2003 is turning out to be even worse. We entered the new year with monthly revenues at the lowest point in the last twelve months, and it will take much of the year for the lower rental rates set in 2002 to work their way through the system. Oversupply also remains a concern, as construction starts for new apartments have fallen at a slower rate than those for offices or commercial buildings. Slow job growth, low consumer confidence and an uncertain economic climate are likely to keep a lid on new leases.

Our Portfolio, Plans, and People

While the conditions we face are challenging, we're well equipped to weather them, thanks to our portfolio, plans and people. By acquiring properties of different types across major national markets, our "mutual fund" approach has helped to produce a more predictable stream of earnings and mitigate risk. Falling rents in some markets are at least partially offset by relatively good conditions in others. Increased revenues from our Lexford Division, which typically serves budget-minded residents, also has helped to counterbalance weaker revenues at other properties.

Our strategic plans make the most of our diversity and our size. As the largest publicly traded owner, operator and developer of multifamily residential properties in the United States, we benefit from economies of scale that are more important now, than ever before. We can offer more value to the people who choose to live at our communities and more opportunities to the people who work for us – all at a lower cost. In fact, at 2.3% of revenues, our general and administrative expenses remain among the lowest in our industry.

Most of all, we have highly motivated people, who typically have a direct stake in our business and the training and support required to produce results. The time and resources we have devoted to recruiting, training and retaining the best people in our business have paid off in high morale and strong performance in tough times. Our employee turnover rate, already among the lowest in the industry, continues to fall, while resident satisfaction scores – a key indicator of resident retention rates – continue to rise.

Leveraging our Strengths

We have always worked hard. Now, the challenge is to work even harder – and to watch every detail. We are carefully managing prices to optimize occupancy and rental rates. New, centrally produced sales materials provide for consistently high quality marketing communications at a fraction of the cost of individual packages. Unique nationwide marketing promotions, such as our Take the Year Off sweepstakes, help to increase traffic at our web site, which offers a highly efficient, low-cost way to market our communities. The name equityapartments.com is now appearing on the entrance signs to all of our communities, turning each into a billboard for our brand.

While the Internet is an increasingly important marketing tool, it is just one of the ways in which we are reaching out to attract and keep residents. We also strengthened our preferred employer programs, which promote Equity communities to large national and regional corporations, and our corporate housing programs, which provide furnished apartments for employees on assignment away from their homes. Our unique Coast-to-Coast program, which is only feasible for a company of our size and scope, helps us retain residents by making it easy for them to move to another Equity community anywhere in the country. Rent With Equity achieves the same objective by allowing residents to apply up to 20% of their monthly rent toward the purchase of a new home.

Inside our operations, we continue to search for new economies – and to standardize our operations. The implementation of a new accounts payable system saved more than a half million dollars. It's the first step in an organization-wide reengineering effort that will enable us to streamline and automate more of our processes. We're taking an equally close look at our maintenance processes, applying the best practices developed in one property or region across the entire company. We are more carefully tracking the $20 million we invest in advertising, so we can apply our media dollars most effectively. We're testing the use of leasing call centers to deliver a more consistent marketing message and help improve the productivity of our on-site leasing staffs.

We also continue to build the best staff in the business. Our training group conducted more than 30,000 educational sessions during 2002. To keep pace with changing demographics, we began translating more of our training materials into Spanish, and we have also increased our use of videos and web-based training tools to make training more cost effective and convenient. As a result of these efforts, *Training* magazine named us one of the top 100 companies for training in the U.S. for the second year in a row.

We are working to get more from every aspect of our operations – and to develop new sources of income. With an estimated 750,000 residents, we have close ties with a large group of people, and we'd like to do even more for them. We recently began rolling out a renter's insurance program to help residents protect the contents of their apartments, while we reduce costs and enhance our revenue stream. We have begun testing our own mortgage company to continue to serve residents who are leaving our communities in order to purchase a home. We're continuing to serve niche markets, such as military housing. When conditions are right, we also are converting selected properties into condominiums to earn the greatest return from the sale of the properties. We began the conversion of one property in suburban Chicago and plan to convert two others in the months ahead.

Condo conversions are only a part of our ongoing efforts to fine-tune our portfolio and recycle our capital. Our acquisition activity remained relatively slow in 2002, as the decline in demand for rental apartments was not reflected in lower property prices. Nevertheless, we completed nearly $300 million in acquisitions, continuing our long-term movement into high barrier to entry markets, where restrictive zoning and other factors tend to limit supply and keep prices stable. Our development operation built more than 2,200 units in Southern California and other attractive markets. We also sold approximately $550 million in properties that typically were either older than our other properties or located in markets where we lacked a strong presence.

The Months Ahead

We cannot control interest rates, business or consumer confidence or the other factors that drive the overall demand for our products. But we can continue to improve our communities and our service and make the most of our size and strength. Our growth will largely be determined by how well we manage our assets, how well we take care of our customers and how much we raise our already high standards of quality. Innovative, cost effective marketing campaigns will help us compete for new residents and to keep them. We'll work to standardize our operations, further automate and streamline our management processes and create a workforce as diverse as the markets we serve. We have the resources to pursue acquisitions, invest in our operations and continue to experiment with creative, new ways to build our business.

Although it will take some time, the storm will end, and the long-term prospects are promising. Our products answer a basic human need and serve a vast market. Large increases in the demographic groups most likely to rent – 20 to 29 year olds and singles and married couples without children – are on the horizon. As the construction of new apartments slows, the ones already built will be absorbed into their markets. Assuming an upturn in employment rates, the market should rebound, bringing higher occupancy and rental rates.

As we move ahead, we do so under new leadership. At the end of 2002, after ten years as our Chief Executive Officer, Douglas Crocker retired from the day-to-day management of the company, while remaining on our board as vice chairman. We deeply appreciate Doug's leadership during a period of tremendous growth and achievement. Now, as Equity continues to evolve, we will work to extract even more value from our assets and create even more value for our shareholders. We will seek – and find – new ways to keep our promises to residents, shareholders and employees.

Thank you for your continued support.

Samuel Zell
Chairman of the Board of Trustees

Bruce W. Duncan
President and Chief Executive Officer

March 24, 2003

Innovative Programs

The Promise to Do More

At Equity, we apply the resources of a multibillion dollar corporation and the skills and experience of more than 6,000 people to making life easy for our residents. Our innovative programs include:

Our first nationwide promotion, Take the Year Off with Equity, promised lucky winners everything they need to take a year off, from cash awards to a year's free rent at Equity properties – even a couch and big screen TV. The promotion dramatically increased traffic at our communities and our web site and helped to spur a surge in early lease renewals.

Our unique Rent with Equity program encourages residents to come – and stay – at one of our communities, by allowing them to devote up to 20% of their monthly rent to the purchase of a new home. The program's costs are more than offset by the fees we collect from home builders. During 2002, we helped more than 180 families move into new homes.

Preferred Employer Programs enable large corporations to offer rent discounts to their employees, while we reduce resident acquisition costs and gain a more stable resident base.

Corporate Housing Programs, which provide short-term furnished housing to corporate employees assigned to cities away from their homes, generated more than $72 million in revenues during 2002.

In 2002, our Internet site, equityapartments.com, received over 10 million hits and over 600,000 unique visitors resulting in approximately $16 million of potential revenue. Continual improvements make the site more informative and easier to use.

Leveraging our scale, new centrally produced marketing and merchandising materials improve the quality and reduce the cost of our communications and allow us to present a uniform message. Newly designed advertising materials allow for target marketing for maximum impact while maintaining production efficiencies.

The Coast-to-Coast program allows residents to move to any other Equity community in their area or across the country, without requiring a new lease application, an additional security deposit, or payment of any early lease cancellation fees.

The Equity Service Guarantee promises in writing to respond to any maintenance concerns within 24 hours or let residents live rent free until we do.

The Equity Satisfaction Guarantee allows residents to try living at one of our communities for 30 days. If, for any reason, they are dissatisfied, they may move out with no penalties.

Equity renter's insurance, now rolling out across the country, offers residents a low-cost way to protect their personal property and reduces our liability insurance premiums.

Service agreements with telephone companies, cable television companies, Internet Service Providers and other companies benefit residents and add to our income.

Our military housing program rehabs, builds and manages the housing for 3,600 military personnel and their families at the Army's West Coast headquarters in Fort Lewis, Washington.



America's Choice for Apartment Living

From coast to coast, we provide apartments for practically every lifestyle and budget. Our size helps us lower costs and makes us more attractive to institutional investors, who like the liquidity of larger stock floats and our diverse portfolio. None of our eight regions accounts for more than 19% of our net operating income (NOI).

(As of December 31, 2002)


48
19
5
4
13
25
1
1
44
8
44
5
7
2
29
5
78
5
25
8
3
5
27
89
25
20
8
16
37
51
3
8
13
92
82
184

- Pacific Northwest 26,151 units/12.3%
- West 23,810 units/16.3%
- Arizona 17,325 units/6.6%
- Southwest 25,363 units/8.9%
- Midwest 37,141 units/12.9%
- Southeast 27,943 units/9.9%
- Florida 33,968 units/13.5%
- Atlantic 26,708 units/18.3%
- Other 5,182 units/1.3%

◎ Management Offices
◎ Corporate Headquarters
[1] Number of Properties
% = percent of 2003 budgeted NOI by region


























Equity People

At Equity, people are number one. It is the people who work at Equity that determine our success. And we are devoting more attention than ever to attracting, training and retaining the very best.

Our training programs, already the most extensive and comprehensive in the apartment industry continue to be expanded. In 2002, we introduced new nationwide training programs for electrical safety and crisis management for all of our property managers and senior maintenance personnel. A library of new maintenance videos outlines standardized procedures for painting, making apartments ready for new residents and other subjects. Web-based training was used to introduce a new purchasing system. A new Regional Manager training program included an intensive three-day workshop that offered hands-on training in reporting, real-life budgeting and communications. Close to 250 people attended a three and a half day management training program aimed at developing the next generation of our leadership.

We also are working to learn from – and leverage – our own experience. Our corporate Master Minds program collects individuals' ideas for improving our operations and spreads them throughout the company. EME – *Equitizing Maintenance Efficiency* – aims to identify our best maintenance practices and apply them at all of our operations, to streamline our processes, improve customer service and increase our return on investment. Another program creates a database of employees' specialized skills and makes them available to people around the company.

Our commitment to industry-leading training is matched by our commitment to industry-leading benefits and incentive programs. In fact, our benefit programs recently received the People First Award from *Employee Benefit News*. Highly competitive compensation programs are supplemented by stock options, stock grants and profit sharing plans that give employees an ownership stake in the company. A newly instituted pay-for-performance plan that extends to property managers and maintenance supervisors gives employees even more incentive to reach our objectives. Days off, with pay, for taking a child to the first day of school and performing community service enhance employees' quality of life and helps to build loyalty. And loyal, well-trained, hardworking people translate into loyal, satisfied residents – and investors too.

Selected Financial Data

(Financial information in thousands except for per share and property data)

Year Ended December 31,	2002	2001	2000	1999	1998
Operating Data:					
Total revenues	$ 1,994,053	$ 2,039,749	$ 1,927,440	$ 1,678,917	$ 1,285,580
Income before discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$ 301,532	$ 362,201	$ 321,558	$ 276,987	$ 217,583
Net income	$ 421,313	$ 473,585	$ 549,451	$ 393,881	$ 258,206
Net income available to Common Shares	$ 324,162	$ 367,466	$ 437,510	$ 280,685	$ 165,289
Income before discontinued operations, extraordinary items and cumulative effect of change in accounting principle per share – basic	$ 1.11	$ 1.36	$ 1.28	$ 1.14	$ 1.06
Income before discontinued operations, extraordinary items and cumulative effect of change in accounting principle per share – diluted	$ 1.10	$ 1.34	$ 1.27	$ 1.13	$ 1.05
Weighted average Common Shares outstanding – basic	271,974	267,349	259,015	244,350	200,740
Weighted average Common Shares outstanding – diluted	297,969	295,552	291,266	271,310	225,156
Distributions declared per Common Share outstanding	$ 1.73	$ 1.68	$ 1.575	$ 1.47	$ 1.36
Balance Sheet Data (at end of period):					
Real estate, before accumulated depreciation	$13,046,263	$13,016,183	$12,591,539	$12,238,963	$10,942,063
Real estate, after accumulated depreciation	$10,934,246	$11,297,338	$11,239,303	$11,168,476	$10,223,572
Total assets	$11,810,917	$12,235,625	$12,263,966	$11,715,689	$10,700,260
Total debt	$ 5,523,699	$ 5,742,758	$ 5,706,152	$ 5,473,868	$ 4,680,527
Minority interests	$ 611,303	$ 635,822	$ 612,618	$ 456,979	$ 431,374
Shareholders' equity	$ 5,197,123	$ 5,413,950	$ 5,619,547	$ 5,504,934	$ 5,330,447
Other Data:					
Total properties (at end of period)	1,039	1,076	1,104	1,064	680
Total apartment units (at end of period)	223,591	224,801	227,704	226,317	191,689
Funds from operations available to Common Shares and OP Units (1)(2)	$ 738,342	$ 786,719	$ 726,172	$ 619,603	$ 458,806
Cash flow provided by (used for):					
Operating activities	$ 888,938	$ 889,668	$ 841,826	$ 788,970	$ 542,147
Investing activities	$ (49,297)	$ 57,429	$ (563,175)	$ (526,851)	$ (1,046,308)
Financing activities	$ (861,369)	$ (919,266)	$ (283,996)	$ (236,967)	$ 474,831

(1) Funds from Operations ("FFO") represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), plus depreciation (after adjustments for non-real estate additions, Partially Owned Properties and Unconsolidated Properties), plus amortization of goodwill and plus/minus extraordinary items, the cumulative effect of change in accounting principle and impairment charges. Adjustments also include net gain on sales of condominium units to third parties and net gain on sales of unconsolidated entities and for discontinued operations related to depreciation, goodwill amortization, impairment on furniture rental business and net gain on sales.

(2) The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of the Company's performance or to net cash flows from operating activities as determined by GAAP as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. The Company's calculation of FFO may differ from the methodology for calculating FFO utilized by other real estate companies and may differ, for example, due to variations among the Company's and other real estate company's accounting policies for replacement type items and, accordingly, may not be comparable to such other real estate companies.

Corporate Data

Corporate Office

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 312.474.1300
www.equityapartments.com

1 Lead Trustee
2 Audit Committee
3 Compensation Committee
4 Corporate Governance Committee
5 Executive Committee

Our Guidelines on Corporate Governance, Code of Ethics and Committee Charters are available in the Investor Information section of our web site at www.equityapartments.com.

Executive Officers

Bruce W. Duncan
President, Chief Executive Officer

Gerald A. Spector
Executive Vice President,
Chief Operating Officer

David J. Neithercut
Executive Vice President,
Chief Financial Officer

J. Donald Couvillion
Executive Vice President – Development

Leslie B. Fox
Executive Vice President,
Chief Information Officer

Alan W. George
Executive Vice President,
Chief Investment Officer

Edward J. Geraghty
Executive Vice President,
President – Eastern Division

Michael J. McHugh
Executive Vice President,
Chief Accounting Officer, Treasurer

Gregory H. Smith
Executive Vice President,
President – Central Division

Bruce C. Strohm
Executive Vice President,
General Counsel and Secretary

Frederick C. Tuomi
Executive Vice President,
President – Western Division

Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 1.800.733.5001
www.equiserve.com

Shareholders

There were approximately 6,000 registered owners, along with an estimated 49,000 beneficial owners of Equity Residential common shares as of January 31, 2003. The number of outstanding common shares as of January 31, 2003 was 271,671,082.

Form 10-K Availability

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Assistant Vice President – Investor and Public Relations
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The Commission also maintains a web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The web site address is: http://www.sec.gov.

Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high and low sales prices for the past two years on the NYSE were as follows:

2002	High	Low	Close	Dividend Paid
First Quarter	$29.33	$25.84	$28.74	$ 0.4325
Second Quarter	$30.96	$27.90	$28.75	$ 0.4325
Third Quarter	$28.81	$22.40	$23.94	$ 0.4325
Fourth Quarter	$26.70	$21.55	$24.58	$ 0.4325

2001	High	Low	Close	Dividend Paid
First Quarter	$27.66	$24.80	$26.02	$ 0.4075
Second Quarter	$28.75	$25.15	$28.28	$ 0.4075
Third Quarter	$30.45	$27.46	$29.20	$ 0.4325
Fourth Quarter	$29.70	$24.87	$28.71	$ 0.4325

Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the Plan prospectus and enrollment form, please call the Plan Administrator, EquiServe, at 1.800.337.5666.

Dividend Growth

Dividend 7.0% Compound Annual Growth Rate



$1.00
$1.09
$1.20
$1.28
$1.36
$1.47
$1.56
$1.66
$1.73
94
95
96
97
98
99
00
01
02

Historical data reflects two-for-one stock split effective October 11, 2001.



Equity Residential Two North Riverside Plaza Chicago,